UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release: Nortel Inversora S.A. Announces the Payment of Provisional Cash Dividends

Nortel Inversora S.A. Announces the Payment of Provisional Cash Dividends

BUENOS AIRES, Argentina, Oct. 24, 2016 /PRNewswire/ -- Nortel Inversora S.A. ("Nortel" or the "Company") (NTL) holding company of Telecom Argentina S.A., announces that during its meeting held today, the Board decided, in accordance with Section 224, paragraph 2 of Law N° 19,550, to distribute as provisional cash dividends an amount of AR$ 540,000,000. Payment of the provisional cash dividends shall be made available on November 7, 2016, or any following date pursuant to applicable law at the jurisdictions where Nortel's shares are listed.

The following amounts will be distributed:

a) to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate provisional dividend of AR$ 264,379,755.60, which amounts to AR$ 179.7945231918 for each Class B preferred share, representing 1,797.945231918 % of its par value (AR$10), and AR$ 8.9897261596 per ADR; and

b) to the shares of common stock, an aggregate provisional dividend of AR$ 275,620,244.40, which amounts to AR$ 51.707234804 for each share of common stock, representing 517.07234804 % of its par value (AR$10).

Pursuant to the terms and conditions of issuance of the "Class B" Preferred Shares, the provisional dividend approved for the holders of "Class B" Preferred Shares represents 48.959214% on the provisional dividend referred to in paragraphs (a) and (b) of this notice, considered in the aggregate, while the provisional dividend approved for the holders of shares of common stock represents the remaining 51.040786%

For stockholders, Record Date is November 4, 2016 and Payment Date is as from November 7, 2016.

For holders of American Depositary Receipts (ADRs), the Record Date is also November 4, 2016 and Payment Date is as from November 7, 2016.

María Blanco Salgado
Officer in Charge of Market Relations

CONTACT: Maria Blanco Salgado, mblancosalgado@ta.telecom.com.ar, 54-11-4968-3631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 24, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations